CUSIP No. 717123 10 3                        Page 1 of 11 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                          _______________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)


               Pharmaceutical Marketing Services Inc.
_________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                       717123 10 3
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 717123 10 3                        Page 2 of 11 Pages
_________________________________________________________________
1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe V,
     No. of Above Person                     L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    746,215 shares of  Shares
Beneficially             Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:                    ________________________________________
                         6)   Shared Voting  1,041,144 shares of
                              Power          Common Stock
                         _______________________________________
                         7)   Sole Disposi-  746,215 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-    1,041,144 shares of
                              positive Power Common Stock
                         ________________________________________

9)   Aggregate Amount Beneficially           746,215 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)                       [X]
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           5.7%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 717123 10 3                        Page 3 of 11 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification             Anderson &
     No. of Above Person                       Stowe IV
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    571,558 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person         ________________________________________
With:                    6)   Shared Voting  1,041,144 shares of
                              Power          Common Stock
                         ________________________________________
                         7)   Sole Disposi-  571,558 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-    1,041,144 shares of
                              positive Power Common Stock
                         ________________________________________

9)   Aggregate Amount Beneficially           571,558 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)                       [X]
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          4.3%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 717123 10 3                        Page 4 of 11 Pages
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     179,881 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting   1,041,144 shares
                              Power           of Common Stock
                         ________________________________________
                         7)   Sole Disposi-   179,881 shares
                              tive Power      of Common Stock


                          _______________________________________
                         8)   Shared Dis-     1,041,144 shares
                              positive Power  of Common Stock
                         ________________________________________

9)   Aggregate Amount Beneficially            179,881 shares
     Owned by Each Reporting Person           of Common Stock


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)                        [X]
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           1.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Venture
     S.S. or I.R.S. Identification             Partners
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]

CUSIP No. 717123 10 3                        Page 5 of 11 Pages

if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     9,986 shares
Beneficially                  Power           of Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting   1,041,144 shares
                              Power           of Common Stock
                         ________________________________________
                         7)   Sole Disposi-   9,986 shares
                              tive Power      of Common Stock


                          _______________________________________
                         8)   Shared Dis-     1,041,144 shares
                              positive Power  of Common Stock
                         ________________________________________

9)   Aggregate Amount Beneficially            9,986 shares
     Owned by Each Reporting Person           of Common Stock


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)                        [X]
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           0.1%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 717123 10 3                        Page 6 of 11 Pages
                 Amendment No. 5 to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 4, 1992, as amended by Amendment No. 1 thereto filed on February 10, 1994, Amendment No. 2 thereto filed on May 11, 1994, Amendment No. 3 thereto filed on March 17, 1995 and Amendment No. 4 thereto filed on January 31, 1996.

Item 1(a) -    Name of Issuer:  Pharmaceutical Marketing Services
               Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               2394 East Camelback Road
               Phoenix, AZ  85016

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V"), Welsh, Carson, Anderson & Stowe IV, a New York limited partnership ("WCAS IV"), WCAS Capital Partners, L.P., a Delaware limited partnership ("Capital Partners"), and WCAS Venture Partners, a New York limited partnership ("Venture Partners") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS V:  Delaware
               WCAS IV:  New York
               Capital Partners:  Delaware
               Venture Partners:  New York

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  717123 10 3

CUSIP No. 717123 10 3                        Page 7 of 11 Pages
Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.y

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS V:  746,215 shares of Common Stock
               WCAS IV:  571,558 shares of Common Stock
               Capital Partners:  179,881 shares of Common Stock
               Venture Partners:  9,986 shares of Common Stock

               (b)  Percent of Class:

               WCAS V:  5.7%
               WCAS IV:  4.3%
               Capital Partners:  1.4%
               Venture Partners:  0.1%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               WCAS V:  746,215 shares of Common Stock
               WCAS IV:  571,558 shares of Common Stock
               Capital Partners:  179,881 shares of Common Stock
               Venture Partners:  9,986 shares of Common Stock

               (ii) shared power to vote or to direct the vote:
                                   WCAS V:  1,041,144 shares of
                                   Common Stock
               WCAS IV:  1,041,144 shares of Common Stock
               Capital Partners:  1,041,144 shares of Common
               Stock
               Venture Partners:  1,041,144 shares of Common
               Stock

               (iii) sole power to dispose or to direct the disposition of:
               WCAS V:  746,215 shares of Common Stock
               WCAS IV:  571,558 shares of Common Stock
               Capital Partners:  179,881 shares of Common Stock
               Venture Partners:  9,986 shares of Common Stock

CUSIP No. 717123 10 3                        Page 8 of 11 Pages

               (iv) shared power to dispose or to direct the
                    disposition of:
               WCAS V:  1,041,144 shares of Common Stock
               WCAS IV:  1,041,144 shares of Common Stock
               Capital Partners:  1,041,144 shares of Common
               Stock
               Venture Partners:  1,041,144 shares of Common
               Stock

               The 1,041,144 shares of Common Stock with respect to which the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of represent the aggregate number of shares held by Source Informatics Inc. ("SII") and SI PMSI Ltd., a wholly-owned subsidiary of SII. Such shares were previously held by Walsh International Holdings Ltd., a wholly-owned subsidiary of Walsh International Inc. ("Walsh"), but were transferred to SII in connection with the reorganization of Walsh. The Reporting Persons as a group own approximately 37% of SII. Each of the Reporting Persons disclaims beneficial ownership of any securities, and any proceeds thereof, that are not actually distributed to it.

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:
               Not applicable.

CUSIP No. 717123 10 3                        Page 9 of 11 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         Byy  /s/ Laura VanBuren
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE IV
                         By:  WCAS IV Partners, General Partner


                         Byy  /s/ Russell L. Carson
                                   General Partner

                         WCAS CAPITAL PARTNERS, L.P.
                         By:  WCAS CP Partners, General Partner


                         Byy     /s/ Russell L. Carson
                                    General Partner

                         WCAS VENTURE PARTNERS
                         By:  WCAS Ventures, General Partner


                         Byy      /s/ Laura VanBuren
                                    General Partner


Dated:  January 21, 1997

CUSIP No. 717123 10 3                        Page 10 of 11 Pages
                                                              EXHIBIT 1

                               AGREEMENT
                                  OF
                WELSH, CARSON, ANDERSON & STOWE V, L.P.
                  WELSH, CARSON, ANDERSON & STOWE IV
                      WCAS CAPITAL PARTNERS, L.P.
                                  AND
                         WCAS VENTURE PARTNERS
                      yPURSUANT TO RULE 13d-1(f)

          The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         Byy    /s/ Laura VanBuren
                                   General Partner

                         WELSH, CARSON, ANDERSON & STOWE IV
                         By:  WCAS IV Partners, General Partner


                         Byy   /s/ Russell L. Carson
                                   General Partner

                         WCAS CAPITAL PARTNERS, L.P.
                         By:  WCAS CP Partners, General Partner


                         Byy      /s/ Russell L. Carson
                                    General Partner

                         WCAS VENTURE PARTNERS
                         By:  WCAS Ventures, General Partner


                         Byy      /s/ Laura VanBuren
                                   General Partner

Dated:  January 21, 1997

CUSIP No. 717123 10 3                        Page 11 of 11 Pages
                                                              EXHIBIT 2

                   Identification and Classification
                        of Members of the Group
                   _________________________________

          Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson,
Anderson & Stowe IV, WCAS Capital Partners, L.P. and WCAS Venture
Partners are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe V, L.P. is a Delaware limited partnership. Its sole general partner is WCAS V Partners, a New Jersey general partnership.

          Welsh, Carson, Anderson & Stowe IV is a New York limited partnership. Its sole general partner is WCAS IV Partners, a New York general partnership.

          WCAS Capital Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS CP Partners, a New York general partnership.

          WCAS Venture Partners is a New York limited partnership. Its sole general partner is WCAS Ventures, a New York general partnership.